Exhibit 107
Calculation of Filing Fee Table
Schedule TO
(Form Type)
Blue Owl Credit Income Corp.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$383,128,048	0.014760%	$56,549.70
Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$383,128,048
Total Fees Due for Filing			$56,549.70
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$56,549.70